SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Quantum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906501

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,322 shares of common stock(1) 7,775,289 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76% (2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The reported securities were issued in connection with the Term Loan Amendment described in the Current Report on Form 8-K filed by Quantum Corporation (the “Issuer” or the “Company”) (CIK: 0000709283) on June 6, 2023. For more information on the warrants, please refer to the previously referenced Form 8-K. The securities are held by certain funds and accounts for which the Reporting Person serves as investment manager, advisor or sub-advisor, including (i) OC II FIE V LP, which holds 2,980,860 shares of common stock par value $0.01 per share (the “Common Stock”) and warrants to purchase 6,525,289 shares of Common Stock and (ii) OC III LVS XL LP, which holds 7,267,462 shares of Common Stock and warrants to purchase 1,250,000 shares of Common Stock. The Reporting Person disclaims beneficial ownership in the reported securities, except to the extent of its pecuniary interest therein.

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 93,698,287 outstanding shares of the Issuer’s Common Stock as of May 30, 2023, as reported by the Issuer in its annual report on Form 10-K filed on June 6, 2023, plus (ii) the exercise of the warrants held by OC II FIE V LP and OC III LVS XL LP.

CUSIP No. 747906501

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, and Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022 (together with Amendment No. 4, this “statement”) relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D, as amended, is hereby amended to add the following language:

On June 1, 2023, the Company entered into an amendment (the “Term Loan Amendment”) to the Term Loan Credit and Security Agreement, dated as of August 5, 2021 (as the same has been and may be further amended, modified, supplemented, renewed, restated or replaced from time to time, the “Term Loan Credit Agreement”), among the Company, Quantum LTO Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and Blue Torch Finance LLC, as disbursing agent and collateral agent for such lenders.

In connection with the Term Loan Amendment, on June 1, 2023, the Company issued to the lender of the 2023 Term Loan under the Term Loan Credit Agreement (the “Initial Warrantholder”) a warrant (the “2023 Term Loan Warrant”) to purchase an aggregate of 1,250,000 shares of the Company’s Common Stock, at an exercise price of $1.00 per share. The exercise price and the number of shares underlying the 2023 Term Loan Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the 2023 Term Loan Warrant, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments. The 2023 Term Loan Warrant is exercisable until June 1, 2033. Upon exercise, the aggregate exercise price may be paid, at each warrant holder’s election, in cash or on a net issuance basis, based upon the fair market value of the Common Stock at the time of exercise. On June 2, 2023, the Initial Warrantholder assigned the 2023 Term Loan Warrant to the Reporting Person, its affiliate, at which time the original 2023 Term Loan Warrant was cancelled and a substantially identical replacement 2023 Term Loan Warrant was issued to the Reporting Person.

The foregoing description of the 2023 Term Loan Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the 2023 Term Loan Warrant, a copy of which is filed as Exhibit 99.8 to this Statement and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D, as amended, is hereby amended to add the following language:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Term Loan Amendment, on June 1, 2023, the Company, the Initial Warrantholder and the holders of the warrants previously issued to certain lenders under the Term Loan Credit Agreement (or affiliates thereof) on December 27, 2018 and June 16, 2020 (the “Existing Term Loan Warrants” and, together with the 2023 Term Loan Warrant, the “Term Loan Warrants”) entered into an amendment and joinder (the “Registration Rights Agreement Amendment”) to the Amended and Restated Registration Rights Agreement, dated as of June 16, 2020, by and among the Company and the holders of the Existing Term Loan Warrants (as amended by the Registration Rights Agreement Amendment, the “Registration Rights Agreement”). The Registration Rights Agreement Amendment, among other things, amends the Registration Rights Agreement to (a) join the Initial Warrantholder as a party to the Registration Rights Agreement, and (b) grant certain registration rights for the shares of Common Stock issuable upon the exercise of the 2023 Term Loan Warrant, consistent with the registration rights granted to the holders of the Existing Term Loan Warrants, including (i) the ability of a holder to request that the Company file a Form S-1 registration statement with respect to at least 40% of the registrable securities held by such holder as of the issuance date of the applicable Term Loan Warrants on or after June 16, 2020, (ii) the ability of a holder to request that the Company file a Form S-3 registration statement with respect to outstanding registrable securities if at any time the Company is eligible to use a Form S-3 registration statement, and (iii) customary piggyback registration rights, subject to certain customary limitations. On June 2, 2023, in connection with the assignment of the 2023 Term Loan Warrant, the Initial Warrantholder assigned its rights and obligations under the Registration Rights Agreement to the Reporting Person, and the Reporting Person assumed those rights and obligations and joined as a party to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement Amendment, a copy of which is filed as Exhibit 99.9 to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the original Schedule 13D, as amended, is hereby amended to add the following language:

Exhibit 99.8	Warrant to Purchase Common Stock, dated June 1, 2023 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 6, 2023 and incorporated herein by reference).

Exhibit 99.9	Amendment No. 1 and Joinder to Amended and Restated Registration Rights Agreement, dated as of June 1, 2023 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 6, 2023 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2023

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Ryan Curtis
Name: Ryan Curtis Title: Vice President

Schedule A is hereby amended in its entirety as follows:

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Sonali Pier	Managing Director – Executive Committee, Portfolio Manager, Multi-Sector Credit	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Marc P. Seidner	Managing Director –Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Jason Steiner	Managing Director – Executive Committee, Portfolio Manager, Opportunistic and Alternative Strategies	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States

Qi Wang	Managing Director – Executive Committee, Chief Investment Officer (Portfolio Implementation)	United States